

September 1, 2011

<u>Via E-mail</u>
Wesley D. Dupont, Esq.
Allied World Assurance Company Holdings, AG
Lindenstrasse 8
6340 Baar
Zug, Switzerland

> **Re:** **Allied World Assurance Company Holdings, AG**
> **Form 425**
> **Filed on August 29, 2011**

Dear Mr. Dupont:

We have reviewed your filing and have the following comments.

<u>Stronger credit profile…, page 8</u>

1. In the first column on this page, you note several instances where ratings agencies have placed positive notations on Transatlantic and Allied World. Please confirm that no similar notations are applicable with respect to Validus.

<u>TransAllied merger terms are fair…, page 10</u>

2. Please disclose the names of the companies that you have included in the "peer set" referred to on this page.

<u>Allied World Shareholders are more supportive, page 11</u>

3. Please clarify the conclusions you have drawn on this page, and provide support for your assertions. For instance, please tell us how you determined that:

    *   arbitrage activity influenced your 1-day share price performance, and that arbitrage activity does not indicate lack of support for the deal;
    *   less shorting activity typically takes place in contested situations; and
    *   Validus had a lower 1-day premium as of the date of announcement of its offer, and how this indicated that the Validus 1-day share price performance was less likely influenced by arbitrage activity.

<u>TransAllied's definitive merger agreement…, page 13</u>

4.   Here and on page 30 you state the Validus takeover proposal is contingent on due
        diligence. Given that Validus has launched a non-negotiated exchange offer, please
        advise how you arrived at this conclusion.

<u>Transatlantic delivers superior "intrinsic value"…, page 15</u>

5.   Please refer to comment 8 of our letter dated August 16, 2011. Given public statements
        by Allied World regarding the importance of diluted book value per share as a measure of
        financial performance in your industry, please tell us how you determined that this
        measure was not significant in this context.

<u>Conservative synergies worth $3.78 to $6.81 per share…, page 16</u>

6.   Please advise, with a view toward disclosure, how you determined that the value of the
        synergies in your proposed transaction is from $3.78 to $6.81 per share, conservatively.
        In addition, please advise what consideration you gave to providing disclosure which
        facilitates an understanding of the basis for and the limitations on these projections.

7.   Similarly, please advise, with a view toward disclosure, how you determined that
        TransAllied would have over $1 billion in excess capital.

<u>Implied offer value comparison, pages 17-18</u>

8.   In this section, you refer to a certain peer group of yours. Please tell us how you
        determined that these companies were in your peer group for this purpose, given that
        these companies appear to be specialty property and casualty insurance companies, while
        we understand that TransAllied would not be. We understand that the applicable
        multiples for the companies in this sector significantly exceed those of Allied World.

9.   Please tell us how you determined that the price-to-book multiple used in this section for
        Validus is appropriately set at 0.71x. This multiple is near the very bottom of the range
        established by your financial advisor on page 72 of your prospectus filed on August 19,
        2011, and significantly below the value of 0.97x established by your financial advisor
        specifically with respect to Validus.

<u>Berkshire offer is significantly below comparable acquisition multiples, page 21</u>

10.   Please tell us how you determined that it was appropriate to exclude the Allied World and
        Validus offers in this section, and advise us, with a view towards revised disclosure, as to
        the applicable results for those two offers.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Jeffrey S. Hochman, Esq.
       Willkie Farr & Gallagher LLP